UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 9, 2018 (November 8, 2018)

FC Global Realty Incorporated
(Exact name of registrant as specified in its charter)

Nevada	000-11635	59-2058100
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2300 Computer Drive, Building G, Willow Grove, PA	19090
(Address of principal executive offices)	(Zip Code)

215-830-1430
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Item 1.01	Entry into a Material Definitive Agreement.

Plan of Conversion

On November 8, 2018, the board of directors of FC Global Realty Incorporated, a Nevada corporation (“FC Global”), adopted a plan of conversion (the “Plan of Conversion”) to change FC Global’s state of incorporation from Nevada to Maryland by way of a conversion of FC Global into a Maryland corporation to be named Gadsden Properties, Inc. (“GPI”), pursuant to Section 92A.105 of the Nevada Revised Statutes and Section 3-901 of the Maryland General Corporation Law (the “Conversion”). Pursuant to the Plan of Conversion, the issued and outstanding shares of FC Global’s common stock will automatically be converted into the same number of shares of GPI’s common stock.  In addition, all options, rights or warrants to purchase shares of FC Global’s common stock outstanding immediately prior to the conversion will thereafter entitle the holder to purchase a like number of shares of GPI’s common stock on the same terms without any action on the part of the holder. FC Global’s business, directors and management will continue to be the same as immediately before the Conversion.

Completion of the Conversion is subject to a number of conditions, including (i) approval of the Plan of Conversion by the affirmative vote of holders of at least a majority of the issued and outstanding shares of FC Global’s voting stock and (ii) the filing and effectiveness of a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the offer and issuance of GPI’s securities to be issued pursuant to the Conversion. FC Global plans to complete the Conversion immediately prior to the Merger described below.

Merger Agreement

On November 8, 2018, FC Global entered into an agreement and plan of merger (the “Merger Agreement”) with FC Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of FC Global (“FC Merger Sub”), Gadsden Growth Properties, Inc., a Maryland corporation (“Gadsden”) and Gadsden Growth Properties, L.P., a Delaware limited partnership (the “Operating Partnership”), pursuant to which, subject to the terms and conditions of the Merger Agreement, FC Merger Sub will merge with and into Gadsden, with Gadsden surviving the merger as a wholly owned subsidiary of FC Global, which shall have been converted into GPI (the “Merger”). The board of directors of FC Global, FC Merger Sub and Gadsden, respectively, have unanimously approved the Merger Agreement and the Merger.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, at the effective time of the Merger (the “Effective Time”), except as otherwise set forth in the Merger Agreement, shares of each class of Gadsden stock issued and outstanding immediately prior to the Effective Time will be automatically converted into the equivalent class of GPI stock. Each share of Gadsden common stock will be automatically converted into 21.529 shares of GPI common stock, each share of Gadsden 7% Series A Cumulative Convertible Perpetual Preferred Stock will be automatically converted into 1 share of GPI 7% Series A Cumulative Convertible Perpetual Preferred Stock (with rights of equal tenor to the Gadsden 7% Series A Cumulative Convertible Perpetual Preferred Stock), each share of Gadsden Series B Non-Voting Convertible Preferred Stock will be automatically converted into 1 share of GPI Series B Non-Voting Convertible Preferred Stock (with rights of equal tenor to the Gadsden Series B Non-Voting Convertible Preferred Stock), and each share of Gadsden Series C Participating Convertible Preferred Stock will be automatically converted into 1 share of GPI Series C Participating Convertible Preferred Stock (with rights of equal tenor to the Gadsden Series C Participating Convertible Preferred Stock), each subject to certain adjustments to be made at the Effective Time as more fully described in the Merger Agreement (the shares of GPI stock issuable in connection with the Merger is referred to as the “Merger Consideration”). Following the Merger, all shares of GPI Series B Non-Voting Convertible Preferred Stock issued in the Merger will be automatically converted into shares of GPI common stock in accordance with the automatic conversion provision of the GPI Series B Non-Voting Convertible Preferred Stock. It is expected that, immediately after completion of the Merger, the former stockholders of Gadsden will own up to approximately 94% of the outstanding GPI common stock (on a fully-diluted basis), subject to adjustment as provided for in the Merger Agreement.

The Merger Agreement contains customary representations and warranties of FC Global, FC Merger Sub, Gadsden and the Operating Partnership relating to their respective businesses, in each case generally subject to materiality and “Material Adverse Effect” qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the parties, including a covenant to conduct their respective businesses in the usual, regular and ordinary course substantially consistent with past practice and to refrain from taking certain actions without the other parties’ consent. The parties have also agreed not to solicit proposals relating to specified “Competing Transactions” (as defined in the Merger Agreement) or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be “Superior Competing Transaction” (as defined in the Merger Agreement), enter into discussions concerning or provide information in connection with Competing Transactions.

Consummation of the Merger is subject to various conditions, including, among others, customary conditions relating to: adoption of the Merger Agreement by the vote of Gadsden’s stockholders holding two-thirds of the outstanding shares of Gadsden common stock and Gadsden 7% Series A Cumulative Convertible Perpetual Preferred Stock entitled to vote thereon (on an as-converted basis) (the “Gadsden Stockholder Approval”) and the approval of the issuance of GPI stock in connection with the Merger (the “Stock Issuance”) by a majority of votes cast by FC Global’s stockholders (the “FC Global Stockholder Approval”); effectiveness of a registration statement on Form S-4 that will include a joint proxy statement of FC Global and Gadsden and that will also constitute a prospectus of GPI (the “Joint Proxy Statement/Prospectus”); absence of injunction by any court or other tribunal of competent jurisdiction and absence of law that prevents, enjoins, prohibits or makes illegal the consummation of the Merger; receipt of all consents, approvals and authorizations legally required to be obtained to consummate the Merger; and receipt of customary legal opinions from counsel to FC Global and Gadsden. In addition, FC Global must have completed all actions required by that certain remediation agreement, dated September 24, 2018, by and among FC Global, Opportunity Fund I-SS, LLC, and Dr. Dolev Rafaeli, Dennis M. McGrath and Dr. Yoav Ben-Dror. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement, and the absence of a material adverse effect on each party.

In addition, the obligation of Gadsden and the Operating Partnership to complete the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions: Gadsden shall have agreed with FC Global regarding the calculation of Closing NAV (as defined in the Merger Agreement) and Closing NAV of FC Global shall not be less than $7.5 million; Gadsden shall be satisfied with the results of its due diligence investigation of FC Global and its subsidiaries; the stockholders of FC Global that constitute at least 70% of the total voting power of FC Global shall have approved the Conversion and the Stock Issuance; FC Global shall have, on a consolidated basis, not less than $1.5 million of unrestricted cash; and FC Global shall have received a letter of resignation from each member of its board of directors, other than the directors who are to be members of the board after the Merger. The obligation of FC Global to complete the Merger is also subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following condition: FC Global shall have agreed with Gadsden regarding the calculation of Closing NAV and Closing NAV of Gadsden shall not be less than $80 million.

The Merger Agreement may be terminated at any time prior to the completion of the Merger, whether before or after FC Global Stockholder Approval or Gadsden Stockholder Approval, in any of the following ways: (i) by mutual written consent of FC Global and Gadsden; (ii) by either Gadsden or FC Global if the Merger shall not have occurred on or prior to March 31, 2019; provided, that a party that has materially failed to comply with any obligation of such party set forth the Merger Agreement shall not be entitled to exercise its right to terminate; (iii) by Gadsden upon a breach of any representation, warranty, covenant or agreement on the part of FC Global or FC Merger Sub set forth in the Merger Agreement, or if there shall have been a Gadsden material adverse effect or if the Joint Proxy Statement/Prospectus is not declared effective by the SEC on or prior to December 28, 2018; (iv) by FC Global upon a breach of any representation, warranty, covenant or agreement on the part of Gadsden or the Operating Partnership set forth in the Merger Agreement, or if there shall have been a FC Global material adverse effect; (v) by either Gadsden or FC Global if any order by any governmental entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable; (vi) by either Gadsden or FC Global if either FC Global Stockholder Approval or the Gadsden Stockholder approval shall not have been obtained; (vii) by either Gadsden or FC Global prior to obtaining the Gadsden Stockholder Approval or FC Global Stockholder Approval if Gadsden or FC Global has delivered a notice of a Superior Competing Transaction (provided that for the termination to be effective, such party shall have paid the applicable termination fee); (viii) by Gadsden if (a) FC Global’s board of directors shall have withdrawn, qualified or modified in a manner adverse to Gadsden its recommendation to approve the Stock Issuance, or shall recommend that FC Global’s stockholders approve or accept a Competing Transaction, or if FC Global shall have delivered a notice of a Superior Competing Transaction or shall have publicly announced a decision to take any such action, or (b) FC Global shall have knowingly and materially breached its obligation under the Merger Agreement to call or hold its stockholder meeting or to cause the Joint Proxy Statement/Prospectus to be mailed to its stockholders in advance of the meeting (it being agreed that Gadsden shall not have any right to terminate unless Gadsden shall have satisfied its obligations in connection with the Joint Proxy Statement/Prospectus and shall have provided all information and other materials required in connection therewith, and further agreed that Gadsden shall not have any right to terminate as a result of FC Global’s failure to act as soon as practicable (or to satisfy similar obligations), as a result of any delay as a result of the SEC review process, or as a result of the need to take actions to comply with the federal securities laws); or (ix) By FC Global if (a) Gadsden’s board of directors shall have withdrawn, qualified or modified in a manner adverse FC Global its recommendation to approve the Merger Agreement, or shall recommend that Gadsden’s stockholders approve or accept a Competing Transaction, or if Gadsden shall have delivered a notice of a Superior Competing Transaction or shall have publicly announced a decision to take any such action, or (b) Gadsden shall have knowingly and materially breached its obligation under the Merger Agreement to call or hold its stockholder meeting or to cause the Joint Proxy Statement/Prospectus to be mailed to its stockholders in advance of the meeting (it being agreed that FC Global shall not have any right to terminate unless FC Global shall have satisfied its obligations in connection with the Joint Proxy Statement/Prospectus and shall have provided all information and other materials required in connection therewith, and further agreed FC Global shall not have any right to terminate as a result of Gadsden’s failure to act as soon as practicable (or to satisfy similar obligations), as a result of any delay as a result of the SEC review process, or as a result of the need to take actions to comply with the federal securities laws).

Gadsden is required to pay a termination fee of $200,000 if the Merger Agreement is terminated: by Gadsden at any time prior to the receipt of Gadsden Stockholder Approval upon delivery of a notice of a Superior Competing Transaction; by FC Global upon any of the events described in subsection (ix) of the preceding paragraph; or by FC Global if Gadsden Stockholder Approval shall not have been obtained and (i) prior to such termination, a person has made any bona fide written proposal relating to a Competing Transaction which has been publicly announced prior to the Gadsden’s stockholder meeting and (ii) within twelve months of any such termination, Gadsden or any subsidiary of Gadsden shall consummate a Competing Transaction, or enter into a written agreement with respect to a Competing Transaction that is ultimately consummated with any person.

FC Global is required to pay a termination fee of $250,000 if the Merger Agreement is terminated: by FC Global at any time prior to the receipt of FC Global Stockholder Approval upon delivery of a notice of a Superior Competing Transaction; by Gadsden upon any of the events described in subsection (viii) of the paragraph above regarding termination; by Gadsden, upon a breach of certain representations, warranties, covenants or agreements on the part of FC Global or FC Merger Sub set forth in Merger Agreement; or by Gadsden if FC Global Stockholder Approval shall not have been obtained and (i) prior to such termination, a person has made any bona fide written proposal relating to a Competing Transaction which has been publicly announced prior to FC Global’s stockholder meeting and (ii) within twelve months of any such termination, FC Global or any subsidiary of FC Global shall consummate a Competing Transaction, or enter into a written agreement with respect to a Competing Transaction that is ultimately consummated with any person.

If the Merger Agreement is validly terminated, the Merger Agreement will terminate (except that the confidentiality agreement between Gadsden and FC Global, and the provisions described Section 5.2 (Access to Information; Confidentiality and Confidentiality Agreement), Section 7.1 (Termination), Section 7.2 (Break-Up Fees and Expenses), Section 7.3 (Effect of Termination) and Article VIII (Survival of Representations and Warranties, Indemnification) and Article IX (General Provisions) of the Merger Agreement, which provisions shall survive such termination), and there will be no other liability on the part of either party to the other except for the termination fees and expenses described above; provided, that no party will be relieved from liability for fraud or a willful breach, or FC Global’s failure to pay the Merger Consideration upon satisfaction of the conditions to closing set forth in the Merger Agreement, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity.

The foregoing description of the Plan of Conversion and the Merger Agreement is qualified in its entirety by reference to the full text of those documents, copies of which are attached hereto as Exhibits 2.1 and 2.2, respective, and are incorporated herein by reference.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential Disclosure Letters provided by each party in connection with the signing of the Merger Agreement. These confidential Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in parties’ public disclosures. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the parties.

Item 8.01    Other Events.

Voting Agreement

Concurrently with the execution of the Merger Agreement, FC Global and Gadsden entered into a voting agreement (the “Voting Agreement”) with each company’s executive officers and directors and certain significant stockholders of each company (the “Voting Agreement Stockholders”). FC Global’s common stock beneficially owned by the Voting Agreement Stockholders subject to the Voting Agreement constituted approximately 26.1% of the total issued and outstanding FC Global’s common stock as of November 6, 2018. The Gadsden common stock and Gadsden 7% Series A Cumulative Convertible Perpetual Preferred Stock beneficially owned by the Voting Agreement Stockholders subject to the Voting Agreement constituted approximately 62.7% of the total issued and outstanding Gadsden common stock (on an as-converted basis) as of November 6, 2018.

Pursuant to the Voting Agreement, each Voting Agreement Stockholder irrevocably and unconditionally agreed that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Gadsden stockholders or FC Global stockholders, such Voting Agreement Stockholder shall (i) appear at such meeting or otherwise cause all of his or her Gadsden stock or FC Global common stock, as applicable, as of the date of the Voting Agreement, and all other Gadsden stock or FC Global common stock, as applicable, over which he or she has acquired beneficial or record ownership and the power to vote or direct the voting thereof after the date of the Voting Agreement and prior to the applicable record date (collectively, the “Voting Shares) to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of his or her Voting Shares in favor of (a) the adoption of the Merger Agreement (in the case of Gadsden Voting Agreement Stockholders), (b) the adoption of the Conversion and Stock Issuance (in the case of FC Global Voting Agreement Stockholders) and (c) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the foregoing.

Further, the Voting Agreement Stockholders have agreed to vote against (i) any action or proposal in favor of a Competing Transaction, (ii) any action or proposal that could reasonably be expected to interfere with or delay the timely consummation of the Conversion and the Merger and (iii) any amendments to Gadsden or FC Global’s articles or bylaws if such amendment would reasonably be expected to prevent or delay the consummation of the closing of the Conversion and the Merger. Each Voting Agreement Stockholder agreed not to enter into any other Voting Agreement or voting trust with respect to his or her Voting Shares until the Voting Agreement is terminated.

In addition, (i) each FC Global Voting Agreement Stockholder irrevocably and unconditionally granted, and appointed, Gadsden or any designee of Gadsden as such Voting Agreement Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Voting Agreement Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Voting Shares as of the applicable record date in accordance with the foregoing in certain circumstances and (ii) each Gadsden Voting Agreement Stockholder irrevocably and unconditionally granted, and appointed, FC Global or any designee of FC Global as such Voting Agreement Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Voting Agreement Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Voting Shares as of the applicable record date in accordance with the foregoing in certain circumstances.

Pursuant to the Voting Agreement, each FC Global Voting Agreement Stockholder agreed that he or she will not, without the prior written consent of Gadsden, sell, transfer, assign, pledge, give, tender in any tender or exchange offer or similarly dispose of any of his or her Voting Shares, or any interest therein, including the right to vote any of his or her Voting Shares, as applicable, subject to exceptions for (i) estate planning or philanthropic purposes or (ii) surrendering his or her Voting Shares to FC Global in connection with the vesting, settlement or exercise of equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of options, the exercise price thereon.

Likewise, each Gadsden Voting Agreement Stockholder agreed that he or she will not, without the prior written consent of FC Global, sell, transfer, assign, pledge, give, tender in any tender or exchange offer or similarly dispose of any of his or her Voting Shares, or any interest therein, including the right to vote any of his or her Voting Shares, as applicable, subject to exceptions for (i) estate planning or philanthropic purposes or (ii) surrendering his or her Voting Shares to Gadsden in connection with the vesting, settlement or exercise of equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of options, the exercise price thereon.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

About FC Global Realty Incorporated

FC Global Realty Incorporated (OTC Pink: FCRE; TASE: FCRE), founded in 1980, is transitioning from its former business as a skin health company to a company focused on real estate development and asset management, concentrating primarily on investments in and the management and development of income producing real estate assets. FC Global’s objective is to generate current income and long-term net asset value growth using institutional best practices in evaluating its investments. Additional information about FC Global may be found online at www.fcglobalrealty.com.

About Gadsden Growth Properties, Inc.

Gadsden Growth Properties, Inc. is a Maryland corporation that was formed on August 11, 2016. Gadsden’s business strategy will focus on the acquisition, development and management of property across retail, medical office and mixed-use investment segments in secondary and tertiary cities in the United States, initially in California, Connecticut, and Utah. Gadsden intends to capitalize on the market mispricing in smaller properties, including under-capitalized, under-developed, distressed, or mismanaged properties, using the long-standing relationships that its senior management team has cultivated in the commercial real estate industry. Gadsden is a privately-held corporation and its securities do not trade on any marketplace. Additional information about Gadsden may be found online at www.GadsdenREIT.com.

Additional Information and Where to Find It

In connection with the proposed transaction between FC Global and Gadsden, FC Global will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FC Global and Gadsden that also constitutes a prospectus of GPI, and a definitive joint proxy statement/prospectus will be mailed to stockholders of FC Global and Gadsden. INVESTORS AND SECURITY HOLDERS OF FC GLOBAL AND GADSDEN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by FC Global through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FC Global will be available free of charge within the Investors section of FC Global’s website at ww.fcglobalrealty.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

FC Global, Gadsden, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of FC Global is set forth in its proxy statement for its 2018 annual meeting filed with the SEC on October 25, 2018. Information about the directors and executive officers of Gadsden will be contained in the joint proxy statement/prospectus. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, related to FC Global, Gadsden and the proposed acquisition of Gadsden by FC Global. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Gadsden, FC Global or the combined company, including the amount of total assets of the company or combined companies after any transaction. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions and the anticipated timing of closing of the acquisition. In addition, all statements that address operating performance, events or developments that FC Global or Gadsden expects or anticipates will occur in the future, including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating the two companies, cost savings and the expected timetable for completing the proposed transaction, are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary stockholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against FC Global, Gadsden or GPI; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of FC Global, and on FC Global’s and Gadsden’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to FC Global can be found its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov, and additional risks and uncertainties relating to FC Global, Gadsden and the Merger will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Neither FC Global nor Gadsden assumes any obligation to update the forward-looking statements contained in this document as the result of new information or future events or developments.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
2.1	Plan of Conversion of FC Global Realty Incorporated, dated November 8, 2018
2.2	Agreement and Plan of Merger, dated November 8, 2018, among FC Global Realty Incorporated, FC Merger Sub, Inc. Gadsden Growth Properties, Inc. and Gadsden Growth Properties, L.P.
99.1	Voting Agreement, dated November 8, 2018, among Gadsden Growth Properties, Inc., FC Global Realty Incorporated and certain officers and directors of Gadsden Growth Properties, Inc. and FC Global Realty Incorporated

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, FC Global Realty Incorporated has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

FC GLOBAL REALTY INCORPORATED

Date: November 9, 2018	By:	/s/ Michael R. Stewart
Michael R. Stewart
Chief Executive Officer